1900 K Street, NW Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

William J. Bielefeld
william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

November 25, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin

Re:	SL Investment Corp.
Registration Statement on Form 10
File Number: 000-56211

Ladies and Gentlemen:

On behalf of SL Investment Corp. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated November 5, 2020 relating to the Company’s registration statement on Form 10 that was filed with the SEC on October 6, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Explanatory Note

1.	Comment: Please add a section with bullet points and in bold font that highlights the risks of investing in the Company, such as the following:

Investing in our shares may be considered speculative and involves a high degree of risk, including the following:

•	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

November 25, 2020 Page 2

•	You should not expect to be able to sell your shares regardless of how we perform.
•	If you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn.
•	Shares of our common stock are not currently listed on an exchange and given that we have no current intention of pursuing any such listing, it is unlikely that a secondary trading market will develop for shares of our common stock. In addition, given that there is no guarantee on if or when the Company will be able to consummate the limited liquidity event described herein and the fact that the Company will not seek to wind down and/or liquidate and dissolve until seven years following the Initial Closing (as defined below), an investment in shares of our common stock is not suitable for you if you might need access to the money you invest in the foreseeable future.
•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.
•	We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk" have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They will also be difficult to value and are illiquid.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

Page 2 – Item 1. Business

2.	Comment: The third paragraph states that the Company intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Company respectfully submits that any so-called “covenant-lite loans” that the Company acquires would not be expected to comprise a material percentage of the Company’s investments and that additional risk disclosure regarding “covenant-lite loans” would be potentially confusing to investors as it would overstate the significance of such risks.

November 25, 2020 Page 3

3.	Comment: In the second sentence of the fourth paragraph, disclosure states that the Company expects to generate income from, among other things, “other fees.” Please specify what these other fees are.

Response: The Company has revised the disclosure accordingly. See page 3 of the Amended Registration Statement.

Page 3 – Item 1. Business

4.	Comment: In the fifth sentence of the fourth paragraph, disclosure refers to “add-on acquisitions.” Please define this term using plain English.

Response: The Company respectfully submits that it has removed the reference to “add-on acquisitions” in the Amended Registration Statement.

5.	Comment: In the fifth paragraph, disclosure states,

We expect to conduct private offerings of our Common Stock to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of any private offering, each investor will make a capital commitment (a “Capital Commitment”) to purchase shares of Common Stock pursuant to a subscription agreement entered into with us. Investors will be required to fund drawdowns to purchase shares of our Common Stock up to the amount of their respective Capital Commitments each time we deliver a notice to the investors.

a.	Please add disclosure in this section that specifies the exemptions on which the Company expects to rely and the minimum amount of notice the Company will provide regarding drawdowns.
b.	Please add disclosure that explains what happens to investors who fail to honor their obligations.

Response: The Company has revised the disclosure accordingly. See page 4 of the Amended Registration Statement.

6.	Comment: Please disclose in this section the expected maturity of the Company’s investments.

November 25, 2020 Page 4

Response: The Company has revised the disclosure accordingly. See page 3 of the Amended Registration Statement.

Page 4 – Item 1. Business

7.	Comment: In the fifth paragraph, in the section titled, “Middle Market Lending,” disclosure states that the Company will invest in middle market companies, “typically with annual EBITDA of $5 million to $100 million.” Elsewhere, however, disclosure refers to a range of $15 million to $100 million. Please address the inconsistency.

Response: The Company has revised the disclosure accordingly to correct a typographic error. See page 5 of the Amended Registration Statement.

Page 5 – Investment Strategy

8.	Comment: In the first sentence of the first paragraph, disclosure states, “Our primary investment strategy is to make privately negotiated senior secured credit investments in U.S. middle market companies that have leading market positions, enjoy high barriers to entry, generate strong and stable free cash flow and are led by a proven management team with strong financial sponsor backing.” Please define “high barriers to entry,” using plain English.

Response: The Company has revised the disclosure accordingly. See page 5 of the Amended Registration Statement.

Page 10 – Preliminary Screen

9.	Comment: In the last sentence of the second paragraph, disclosure states, “Opportunities that gain consensus advance to the Due Diligence & Structuring phase.” Please clarify what you mean by “gain consensus.” For example, on the next page, in the section titled, “Investment Committee Approval & Closing,” disclosure is clear because it states that a majority of the Investment Committee must approve a transaction in order for the Company to pursue the opportunity.

Response: The Company has revised the disclosure accordingly. See page 11 of the Amended Registration Statement.

November 25, 2020 Page 5

Page 11 – Portfolio Monitoring and Risk Management

10.	Comment: In the second sentence of the second paragraph, disclosure states, “Performing loans are typically discussed every quarter, while any loan that has been downgraded under our Internal Risk Rating scale is typically discussed quarterly at a minimum and more frequently as appropriate.” Please define “performing loans” using plain English.

Response: The Company has revised the disclosure accordingly. See page 12 of the Amended Registration Statement.

Page 47 – “Our interests in any subsidiary that enters into a Credit Facility would be subordinated, and we may not receive cash on our equity interests from any such subsidiary.”

11.	Comment: Please tell us supplementally whether “any subsidiary” referred to in this section includes domestic and/or foreign entities.

Response: The Company supplementally advises the Staff that the Company currently expects that any subsidiary that enters into a Credit Facility would be a domestic entity.

Page 51 – Uncertainty resulting from the U.S. political climate could negatively impact our business, financial condition and results of operations.

12.	Comment: Please consider whether to add disclosure regarding the circumstances surrounding the 2020 U.S. presidential election.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it believes the current risk disclosure is sufficient without explicit reference to the 2020 U.S. presidential election. The Company has revised the referenced disclosure to reflect certain changes as a result of the election.

Page 70 – Our Series A Preferred Stock is subject to a risk of early redemption, and holders may not be able to reinvest their funds.

13.	Comment: Rule 23c-2 of the Investment Company Act of 1940 states that if less than all the outstanding securities of a class or series are to be redeemed, the redemption shall be made in non-discriminatory manner (such as on a pro rata basis). Please revise the disclosure in this section to clarify that involuntary redemptions will be conducted consistent with rule 23c-2.

November 25, 2020 Page 6

Response: The Company has revised the disclosure accordingly. See page 74 of the Amended Registration Statement.

Page 75 – Contractual Obligations and Off-Balance Sheet Arrangements

14.	Comment: In the first sentence, disclosure states, “We have entered into certain contracts under which we have material future commitments.” Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act of 1940. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company respectfully submits that it expects to make investments that include capital commitments that may be unfunded and that the Company will disclose information regarding any unfunded capital commitments in its financial statements in accordance with GAAP. Because the Company will not treat such unfunded commitments as senior securities under section 18(g) of the Investment Company Act, the Company hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Company and MS Capital Partners Adviser Inc. intend to monitor the Company’s level of unfunded investment commitments to determine that the Company has sufficient assets, sufficient unfunded capital commitments and available debt commitments under subscription or other leverage facilities to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Were the level of unfunded commitments to rise to a level such that the Company no longer believed that it maintained sufficient assets to provide adequate coverage, the Company would explore one or more of (a) the expansion of an existing leverage facility or entry into a new leverage facility (subject to the limitations of the 1940 Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities

November 25, 2020 Page 7

Exhibit 3.1a – Delaware Certificate of Incorporation

15.	Comment: 15. The first sentence of Article IX, Section 9.4 provides:

Exclusive Forum. To the fullest extent permitted by law, unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Bylaws or this Certificate of Incorporation, or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware.

Please supplementally provide a legal analysis that addresses the propriety of designating a federal or state court in the state of Delaware as an exclusive forum with respect to claims arising under the federal securities laws.

Response: The Company respectfully submits that the exclusive forum provision set forth in Article IX, Section 9.4 of the Company’s certificate of incorporation (the “Exclusive Forum Provision”) is appropriate in accordance with the reasoning described and cited by the Delaware Supreme Court in its recent opinion in Salzberg, et al. and Blue Apron Holdings, Inc., et al. v. Sciabacucchi ,1 which confirmed the validity of federal forum selection clauses such as the Exclusive Forum Provision. The decision in Blue Apron touches on the interaction between state corporate law and federal securities law and, as a threshold matter, notes that certain federal securities law claims under the Securities Act of 1933, as amended, may be brought in state court with federal law prohibiting the removal of such state-court actions to federal court. The Delaware Supreme Court in Blue Apron confirmed both that (A) Delaware corporations and their directors are granted significant leeway to govern the manner by which their shareholders can bring claims against them, including by enacting the Exclusive Forum Provision, and (B) in accordance with the U.S. Supreme Court decision in Rodriguez de Quijas v. Shearson/American Express, Inc.,2 “forum selection provisions do not violate federal policy by narrowing the forum alternatives available under the Securities Act.”3 Therefore the Company respectfully submits that the forum selection provision in the Company’s certificate of incorporation designating Delaware state or federal courts as the exclusive forum for, among other claims, claims related to federal securities laws is appropriate because it is permitted under Section 102 of the Delaware General Corporation Law and is in accordance with jurisprudence of the U.S. Supreme Court and the Delaware Supreme Court acknowledging the validity of such forum selection provisions.

* * *

[1]	Salzberg, et al. and Blue Apron Holdings, Inc., et al. v. Sciabacucchi Case No. 346, 2019, 2020 WL 1280785 (Del. Mar. 18, 2020) (“Blue Apron”)
[2]	490 U.S. 477 (1989).
[3]	Blue Apron at 43.

November 25, 2020 Page 8

Should you have any questions or comments, please contact the undersigned at 202.261.3386 (or by email at william.bielefeld@dechert.com), Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com).

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Jeffrey S. Levin, SL Investment Corp.

Orit Mizrachi, SL Investment Corp.

Venu Rathi, SL Investment Corp.

Thomas J. Friedmann, Dechert LLP

Matthew J. Carter, Dechert LLP

Jonathan Gaines, Dechert LLP